

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 5, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Direxion Shares ETF Trust, under the Exchange Act of 1934:

- Direxion Daily Dow Jones Internet Bull 3X Shares

- Direxion Daily Dow Jones Internet Bear 3X Shares

- Direxion Daily S&P 500® High Beta Bull 3X Shares

- Direxion Daily S&P 500® High Beta Bear 3X Shares

Sincerely,

[signature]